# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001406371
Persons authorized to receive notices and communications: Jacob D. Smith, 301 Commerce Street, Suite 1600, Fort Worth, Texas (TX), 76102, 817-332-3235

## Reporting persons
- LKCM Investment Partnership, L.P. (CIK 0001406371): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,522,733; shared voting power 0; sole dispositive power 1,522,733; shared dispositive power 0; aggregate amount beneficially owned 1,522,733 (2.9% of the class)
- LKCM Private Discipline Master Fund, SPC / PDLP Morningstar, LLC (CIK 0001406372): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,538,797; shared voting power 0; sole dispositive power 1,538,797; shared dispositive power 0; aggregate amount beneficially owned 1,538,797 (2.9% of the class)
- Luther King Capital Management Corporation (CIK 0000310051): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,061,530; shared voting power 0; sole dispositive power 3,061,530; shared dispositive power 0; aggregate amount beneficially owned 3,061,530 (5.8% of the class)
- J. Luther King, Jr. (CIK 0001290407): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,801,974; shared voting power 0; sole dispositive power 3,801,974; shared dispositive power 0; aggregate amount beneficially owned 3,801,974 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Comment: This statement on Schedule 13D relates to the Common Units representing limited partner interests ("Common Units") of TXO Partners, L.P., a Delaware limited partnership (the "Issuer").

## Item 2. Identity and Background
Name of person filing: The names of the persons filing this Schedule 13D are LKCM Investment Partnership, L.P., a Texas limited partnership ("LIP"), LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company and sole holder of the ownership interests of PDLP Morningstar, LLC, a Texas limited liability company ("PDLP"), Luther King Capital Management Corporation, a Delaware corporation ("LKCM"), and J. Luther King, Jr. ("JLK"). LIP, PDLP, LKCM and JLK are collectively referred to herein as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
Present principal occupation or employment: LKCM Investment Partnership GP, LLC ("LIP GP") is the general partner of LIP. LKCM Private Discipline Management, L.P. ("PD Management") is the sole holder of the management shares of PDLP, and LKCM Alternative Management, LLC ("PD Alternative") is the general partner of PD Management. LKCM serves as the investment manager for each of LIP and PDLP. JLK is a controlling shareholder of LKCM and a controlling member of LIP GP and PD Alternative. The principal business of LIP and PDLP is purchasing, holding and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: LIP is organized under the laws of Texas. PDLP is organized under the laws of the Cayman Islands. LKCM is organized under the laws of Delaware. JLK is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), LIP acquired Series 5 Preferred Units and Common Units of the Issuer in exchange for equity securities of the predecessor of the Issuer. In connection with the closing of the IPO on January 31, 2023, these securities were automatically converted into 1,189,400 Common Units after giving effect to a 1-for-25.33 reverse units split. On May 15, 2025, LIP purchased an additional 333,333 Common Units in an underwritten public offering at a price of $15.00 per Common Unit using working capital.

Prior to the IPO, PDLP acquired Series 5 Prefered Units and Common Units of the Issuer in exchange for equity securities of the predecessor of the Issuer. In connection with the closing of the IPO on January 31, 2023, these securities were automatically converted into 1,372,130 Common Units after giving effect to a 1-for-25.33 reverse unit split. On May 15, 2025, LIP purchased an additional 166,667 Common Units in an underwritten public offering at a price of $15.00 per Common Unit using working capital.

Prior to the IPO, JLK acquired Series 5 Preferred Units and Common Units of the Issuer in exchange for equity securities of the predecessor of the Issuer. In connection with the closing of the IPO on January 31, 2023, these securities were automatically converted into 733,944 Common Units after giving effect to a 1-for-25.33 reverse unit split. On January 31, 2024, JLK acquired 3,000 Common Units upon vesting of phantom units issued to JLK as a member of the board of directors of the General Partner. On January 31, 2025, JLK acquired 3,500 Common Units upon vesting of phantom units issued to JLK as a member of the board of directors of the General Partner.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the Underwriting Agreement dated as of May 13, 2025, by and among the Issuer, the General Partner, and Raymond James & Associates, Inc. and Stifel Nicolaus & Company, each of LIP, PDLP and JLK has agreed that it will not (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a "Disposition") any Issuer securities, or any securities convertible into or excercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Issuer securities held by it after May 13, 2025, or that may be deemed to be beneficially owned by it (collectively, the "Lock-Up Securities"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended, for a period commencing on May 13, 2025 and ending sixty (60) days thereafter (the "Lock-Up Period"), without the prior written consent of the underwriters or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that such Reporting Persion has or may have hereafter to require the Issuer to register under the Securities Act the Disposition of any of the Lock-Up Securities held by it, or to otherwise participate as a selling security holder in any manner in any registration effected by the Issuer under the Securities Act during the Lock-Up Period. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text thereof, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

The Reporting Persons have acquired Common Units for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other deveopments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Units or disposal of Common Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

In addition, JLK and Rick Settle, an employee of LKCM, serve on the board of directors of the General Partner. In such capacity, JLK and Mr. Settle, as well as other representatives of LKCM, expect to engage in communications from time to time with one or more shareholders, officers or members of the Issuer or the General Partner, including discussons regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time or from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in Items 4(a)-(j) of Schedule 13D) or formulate and implements plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 15, 2025, the Reporting Persons may be deemed to beneficially own 3,801,974 Common Units (which represents approximately 7.2% of the outstanding Common Units based upon information obtained from the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: LIP has sole voting and dispositive power over 1,522,733 Common Units. PDLP has sole voting and dispositive power over 1,538,797 Common Units. LKCM has sole voting and dispositve power over 3,061,530 Common Units. JLK has sole voting and dispositive power over 3,801,974 Common Units.
Transactions in the class effected during the past sixty days: Expect as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Units.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arranagements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed on May 14, 2025).

Exhibit 2 - Joint Filing Agreement, dated May 19, 2025, by and among the Reporting Persons.

## Signatures
- LKCM Investment Partnership, L.P.: /s/ J. Luther King, Jr., President of the General Partner (05/19/2025)
- LKCM Private Discipline Master Fund, SPC / PDLP Morningstar, LLC: /s/ J. Luther King, Jr., Partner of the General Partner (05/19/2025)
- Luther King Capital Management Corporation: /s/ J. Luther King, Jr., President (05/19/2025)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (05/19/2025)